SUPPL

RECEIVED
2008 SEP -9 A 7:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

metabolic

21 August, 2008

[redacted]

08005489

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

PROCESSED
OCT 22 2008
THOMSON REUTERS

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/ Lodgement	To:	Title	No of Pages
4 August 2008	ASX	Letter to Shareholders regarding acquisition of PolyNovo	3
19 August 2008	ASIC	Form 484	2
21 August 2008	ASX	Apendix 4E - :Preliminary Final Report	46

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Financial Controller & Company Secretary

10/21

(MPSEC21-8-08.doc)

File No. 82-34880

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	04-Aug-2008
Time	10:08:49
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Shareholders regarding the acquisition of PolyNovo

RECEIVED
2008 SEP -9 A 7:59

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

metabolic

4 August 2008

Dear Shareholder,

Re: Metabolic's proposed acquisition of PolyNovo

I am delighted to inform you that on 17 July 2008 Metabolic Pharmaceuticals Limited ("Metabolic") signed a binding term sheet to acquire PolyNovo Biomaterials Ltd ("PolyNovo") subject to completion of due diligence reviews and shareholder approvals. As previously reported, the Company has been actively searching for an appropriate investment opportunity. Of the numerous opportunities screened and evaluated by your Board over many months, it concluded that PolyNovo presented the greatest potential to create significant value for our shareholders. PolyNovo is based in Melbourne with several high potential projects, including licensing arrangements with major international healthcare and medical device companies.

PolyNovo is focused on developing a novel patented family of biodegradable polymers ("NovoSorb™") for use in medical devices. NovoSorb™ can be tailored to large world markets with potential applications in areas as diverse as orthopaedics, orthodontics, drug delivery, wound care, tissue engineering, nerve regeneration and cartilage repair. Further information regarding PolyNovo's business is available at www.metabolic.com.au in the 'Investor Relations' section under 'Presentations'.

Key strategic and financial reasons for the acquisition

- PolyNovo's NovoSorb™ has a defined future development path underpinned by signed international licensing deals with very large international medical device companies.
- The revenue potential of these contracts is substantial. The global markets for the various medical devices being developed by PolyNovo are large: for example, the estimated global sales for stents are around US$5.5 billion per annum.
- NovoSorb™ presents less risk because the pathways to market are typically faster for medical devices than drug development.
- Metabolic's cash will enable PolyNovo to accelerate its current development plan to deliver on its licensing deals.
- PolyNovo's current projected cash requirements are comfortably within Metabolic's existing cash reserves.

Key terms of the deal

For this transaction to be completed, due diligence and various shareholder approvals are required. Once the transaction has been fully approved, Metabolic will acquire 100 per cent of the issued share capital of PolyNovo from its two shareholders, Xceed Capital Limited ("Xceed") and Commonwealth Scientific and Industrial Research Organisation ("CSIRO"), in exchange for new issued shares in Metabolic. Xceed and CSIRO currently own 64 per cent and 36 per cent of PolyNovo respectively. These two shareholders will be issued new shares on a pro-rata basis, equivalent to 45 per cent of Metabolic's issued capital once the transaction is completed.

The total number of Metabolic's current issued capital and performance rights is approximately 302 million. Based on this number, at completion of the transaction, approximately 247 million new shares will be issued to Xceed and CSIRO. Therefore, the new issued capital of the Company will be approximately 549 million shares, of which 158 million will be owned by Xceed and 89 million by CSIRO. Subject to various regulatory approvals, Xceed will distribute all of these Metabolic shares to Xceed's shareholders. If the shares cannot be distributed, Xceed will reduce its holding to less than 10 per cent of the issued capital of Metabolic.

The transaction is expected to take three months to complete and Metabolic intends to change its name to PolyNovo Biomaterials Ltd. In the interim, Metabolic has agreed to advance PolyNovo up to $2 million by way of a loan facility to enable it to immediately move forward with its development plan for NovoSorb™.

The anticipated timeline for the transaction is as follows:

17 July 2008	Binding term sheet signed
Mid August 2008	Due diligence completed
September 2008	Notices of General Meetings sent to shareholders of Metabolic and Xceed
October 2008	Shareholder Meetings of Metabolic and Xceed
Late October 2008	Completion of transaction

Future Board members

Upon completion of the transaction, several director changes will take place to ensure that Metabolic has a well balanced Board with complementary skills and experience to take the Company forward. Dr Ian Griffiths will be appointed as Chief Executive Officer and Managing Director of Metabolic. Dr Griffiths is the inaugural Chief Executive Officer of PolyNovo and brings to the Company his expertise in polymers and extensive experience in the management and development of biomaterials companies. Mr Don Clarke and Mr Iain Kirkwood will resign as directors of Metabolic and Mr Bruce Rathie, a current director of PolyNovo, and Dr Stewart Washer, an executive director of Xceed, will be appointed to the Board of Metabolic. Mr Rathie will serve on the Board of Metabolic for at least six months pending the identification and appointment of an additional director/directors with relevant medical device experience and Dr Washer will remain a director for such period as Xceed holds at least 10 per cent of Metabolic's shares. Therefore, on completion of the transaction, the directors of Metabolic will be:-

Rob Stewart	Non-executive Chairman
Ian Griffiths*	Chief Executive Officer & Managing Director
Franklyn Brazil	Non-executive Director
Paul Lappin	Non-executive Director
Bruce Rathie	Non-executive Director
Stewart Washer	Non-executive Director

* Dr Griffiths will resign from the board of Xceed upon completion of the transaction.

We expect to send a notice of general meeting and voting form to Metabolic shareholders in September 2008. For further information regarding the acquisition of PolyNovo, visit www.metabolic.com.au and click on the *ASX Announcements* section.

Yours faithfully,
Metabolic Pharmaceuticals Limited

Rob Stewart
Chairman

File No. 82-34880

Australian Securities & Investments Commission

RECEIVED

2008 SEP -9 A 7:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: Metabolic Pharmaceuticals Limited

ACN/ABN: 96 083 866 862

Corporate key: 75049838

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable):

Telephone number: 9860 5700

Postal address: Level 3, 509 St. Kilda Road
Melbourne, Vic. 3004

Total number of pages including this cover sheet: 2

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Belinda Shave

Capacity

☐ Director

☒ Company secretary

Signature: B Shave

Date signed: 1 9 / 0 8 / 0 8 [D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	707,980	$0.0	$0.0

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 9 / 1 0 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
Ordinary		301,404.121	91,755,905	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
2 9 / 1 0 / 0 7

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☒ Yes
☐ No

File No. 82-34880

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	21-Aug-2008
Time	14:49:19
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 4E - Preliminary Final Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

metabolic

21 August, 2008

Mr Dean Litis
Australian Stock Exchange Limited
Level 45, South Tower
525 Collins Street
MELBOURNE VIC 3000

Dear Mr Litis,

PRELIMINARY FINAL REPORT (APPENDIX 4E) (AUDITED)
FINANCIAL YEAR ENDED 30 JUNE 2008

In accordance with Listing Rule 4.3A, we enclose the Preliminary Final Report (Appendix 4E) (audited) on the results of Metabolic Pharmaceuticals Limited ('Metabolic') for the year ended 30 June 2008.

Financial Results & Position
The Directors report that the loss, after the provision for income tax of nil, was A$4,441,167 (2007: A$13,406,939). This result has been achieved after fully expensing all research and development costs. Income for the period totalled A$1,321,390 (2007: A$1,432,098), including interest income of A$1,278,260 (2007: A$1,373,946), grant income of A$28,690 (2007: A$53,786) and sundry income of A$14,440 (2007: A$4,366).

The Commentary on Results contained in the Appendix 4E attached outlines the key activities of the Company during the period.

Metabolic has no borrowings and had cash and cash equivalents at 30 June 2008 amounting to A$16.5 million.

This letter and the attached Appendix 4E Preliminary Final Report form part of this announcement to the ASX Limited.

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary

APPENDIX 4E

Preliminary final report

Name of entity: **METABOLIC PHARMACEUTICALS LIMITED**

ABN: **96 083 866 862**

Reporting period: **FINANCIAL YEAR ENDED 30 JUNE 2008**

Previous corresponding period: Financial Year Ended 30 June 2007

INDEX

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the year ended 30 June 2008 are as follows:

Revenues and Results from Ordinary Activities:		Change compared to 2007 %		2008 $
Revenues from ordinary activities	down	7.7%	to	1,321,390
Loss from ordinary activities after tax attributable to members	Loss has decreased	66.9%	to	(4,441,167)
Net Loss for the period attributable to members	Loss has decreased	66.9%	to	(4,441,167)

Dividends:
No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:

The Directors report that the loss, after the provision for income tax of nil, was $4,441,167 (2007: $13,406,939). This result has been achieved after fully expensing all research and development costs. Income for the period totalled $1,321,390 (2007: $1,432,098), including interest income of $1,278,260 (2007: $1,373,946), grant income of $28,690 (2007: $53,786) and sundry income of $14,440 (2007: $4,366).

For further details relating to the current period's results, refer to the "Commentary on Results" section on the following page.

COMMENTARY ON RESULTS

Metabolic has no borrowings and had cash and cash equivalents at 30 June 2008 amounting to $16.5 million. During the period under review, the Company continued research on its early stage projects. Subsequent to financial year end, Metabolic entered into a binding agreement to acquire PolyNovo Biomaterials Ltd.

YEAR IN REVIEW

- Discontinued neuropathic pain clinical programme due to new data and lack of efficacy in Phase 2A trial
- Oral Peptide Delivery Platform put on hold
- Progress with the *Neural Regeneration Peptides* joint venture for nerve protection and/or nerve repair (currently targeting motor neuron disease and peripheral neuropathy)
- Progress with the data package to out-licence osteoporosis drug
- Significant Board and Senior Management changes

PRINCIPAL ACTIVITIES

Metabolic's current focus pending the outcome of the acquisition of PolyNovo Biomaterials Ltd is on the research and development of innovative drugs. The Company currently employs four full-time employees and out-sources to expert contractors and consultants to gain access to the best possible expertise for its research projects.

REVIEW OF OPERATIONS

Neuropathic pain clinical programme discontinued

In August 2007 Metabolic discontinued the development of *ACV1* for the treatment of various neuropathic pain conditions. The Phase 2A programme for *ACV1* was cancelled immediately after new in vitro data revealed that the doses used in clinical trials for the drug were too low to be effective. Doses at the required level are unlikely to be feasible as the drug would be impractical to administer and the cost of goods would be excessive.

At the time of receiving this in vitro data, Metabolic was in the midst of evaluating data from its first Phase 2A trial of *ACV1*, in patients with sciatic neuropathic pain. Whilst the results of that trial indicated that the drug has an acceptable safety and tolerability profile, there was no evidence of efficacy when compared to placebo. The clinical trial results, combined with the in vitro data, led to closure of the programme.

Oral Peptide Delivery Platform on hold

Metabolic developed a drug development platform with the potential to create new, oral versions of a variety of injected peptide drugs. Most peptide drugs are injected as they do not survive digestion when swallowed and/or are poorly absorbed. Metabolic used this platform to create oral versions of several peptide drugs, including insulin.

Whilst this platform generated positive results from new peptides administered orally in several animal studies, there are material issues that remain unresolved. In particular, Metabolic has not been able to detect significant blood levels of the orally administered new peptides, suggesting that they are either too rapidly cleared from the blood or too quickly broken down in the body to be detected. Furthermore, the Company has been unable to improve on the levels of effect previously seen with its version of orally delivered insulin, and issues of stability of the modified insulin need to be resolved. For these reasons and to conserve cash, development of the *Oral Peptide Delivery Platform* has been placed on hold.

Collaboration with Neuren to develop Neural Regeneration Peptides

Metabolic has been working in collaboration with Neuren Pharmaceuticals Limited (NZ) to develop *Neural Regeneration Peptides* (*NRPs*), a group of small peptide drugs that appear to protect nerves from damage and help them recover. Previous animal studies have suggested that a possible lead drug candidate, *NNZ-4945*, has the potential to treat motor neuron disease and peripheral neuropathy. Results from a 2007 study in a rodent model of motor neuron disease using *NNZ-4945* indicated that the drug extended the life expectancy of mice with this disease.

There are currently very few treatment options for this fatal neurodegenerative disease. Additional animal studies are in progress to further test the potential of *NRPs* for motor neuron disease and further work to select the best individual drug candidate within this class of compounds. This programme is a joint project with Neuren with all intellectual property, development costs and commercial outcomes to be shared equally.

Out-licensing data package prepared for the Osteoporosis programme

AOD9604 is a peptide drug derived from human growth hormone that has previously been shown to prevent osteoporosis when delivered orally once per day to rats, in the standard animal model for human osteoporosis. Results from more recent rat experiments have indicated that *AOD9604* may also have a role in treating the disease. As the drug was previously developed for obesity, Metabolic benefits from the knowledge gained in previous clinical trials, and in particular its very good safety record in humans.

Metabolic is currently preparing a data package for the programme and will seek to out-licence the drug to a partner with the capability to manage the long and expensive trials required for osteoporosis drugs. Whilst the drug has much potential, *AOD9604* is difficult to detect in blood which will be an issue for licensing partners. The current treatment options for osteoporosis are limited, however with an ageing population, around US$7 billion a year is spent worldwide on prescription drugs for this disease.

STRATEGIC OVERVIEW

Given the Company's cash position and shortage of development programmes, Metabolic's strategic goal has been to identify and execute an M&A transaction to add value in the medium term.

On 17 July, 2008 the Company entered into a binding agreement to acquire PolyNovo Biomaterials Ltd ("PolyNovo"), a company developing polymers for use in medical devices. This transaction is subject to completion of satisfactory due diligence reviews and shareholder approvals. Once the transaction has been fully approved, Metabolic intends to change its name to PolyNovo Biomaterials Ltd and develop PolyNovo's projects in accordance with their current business plan.

PolyNovo is focused on developing a novel patented family of biodegradable polymers, NovoSorb™, for use in medical devices. NovoSorb™ can be tailored to large world markets with potential applications in areas as diverse as orthopaedics, orthodontics, drug delivery, wound care, tissue engineering, nerve regeneration and cartilage repair. The key strategic and financial reasons for the acquisition include:

- PolyNovo's NovoSorb™ has a defined future development path underpinned by signed international licensing deals with large international medical device companies.
- The revenue potential of these contracts is substantial. The various medical devices being developed by PolyNovo address large global markets.
- NovoSorb™ presents less risk because the pathway to market is typically faster for medical devices than drug development.
- Metabolic's cash will enable PolyNovo to accelerate its current development plan to deliver on its licensing deals.
- PolyNovo's current projected cash requirements are comfortably within Metabolic's existing cash reserves.

Further information regarding the terms of the agreement is available at www.metabolic.com.au in the ASX announcements section.

LIKELY DEVELOPMENTS

As described in the Strategic Overview, Metabolic has signed a binding term sheet to acquire PolyNovo Biomaterials Ltd ("PolyNovo"). As a result of this transaction the likely developments for 2008-09 include:

- Complete the due diligence review for the acquisition of PolyNovo.
- Metabolic shareholders to vote on resolutions relating to the acquisition of PolyNovo.
- Complete the transaction by acquiring 100 per cent of the issued shares in PolyNovo from its two shareholders, Xceed Capital Limited and Commonwealth Scientific and Industrial Research Organisation, in exchange for approximately 247 million new issued shares in Metabolic.
- Change the company name from Metabolic Pharmaceuticals Limited to PolyNovo Biomaterials Ltd.
- Continue the development of PolyNovo's projects in accordance with their current business plan.
- Continue research on the *Neural Regeneration Peptides* joint venture.
- Update the data package for the osteoporosis programme with the objective of out-licencing the drug to a development partner.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

There are many inherent risks associated with the development of pharmaceutical or medical products to a marketable stage. The clinical trial process is designed to assess the safety and efficacy of a drug or medical device prior to commercialisation and a significant proportion of drugs and medical devices fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary regulatory authority approvals and difficulties caused by the rapid advancements in technology.

Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this Annual Report contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs and medical devices that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this Annual Report. As a result you are cautioned not to rely on forward-looking statements.

metabolic

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Annual Financial Report

For the year ended 30 June 2008

Table of Contents

METABOLIC PHARMACEUTICALS LIMITED

(A.C.N. 083 866 862)

DIRECTORS' DECLARATION
FOR THE YEAR ENDED 30 JUNE 2008

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

1. In the opinion of the directors:

   (a) The financial report and the remuneration report included in the directors' report, of the Company are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the Company's financial position as at 30 June 2008 and its performance for the year ended on that date; and

      (ii) complying with Accounting Standards and Corporations Regulations 2001.

   (b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to directors in accordance with section 295A of the Corporations Act 2001 for the financial period ended 30 June 2008.

On behalf of the Board,

Rob Stewart
Chairman

Melbourne
20 August, 2008

INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2008

	Notes	30 June 2008 $	30 June 2007 $
Finance revenue	4(A)	1,278,260	1,373,946
Government grant income	4(B)	28,690	53,786
Profit on sale of plant and equipment		14,440	4,366
Project expense	4(C)	(1,585,049)	(8,630,713)
Employee benefits expense	4(D)	(2,733,286)	(4,193,960)
Depreciation and amortisation expense	4(E)	(266,276)	(298,358)
Operating leases	4(F)	(117,216)	(137,886)
Laboratory expenses		(150,952)	(241,616)
Other administrative and overhead expenses	4(G)	(547,278)	(1,336,504)
Impairment of Investment in Neuren	10	(362,500)	-
Net loss before income tax		(4,441,167)	(13,406,939)
Income tax expense	5	-	-
Net loss attributable to members		(4,441,167)	(13,406,939)
Basic loss per share (cents per share)	6	(1.48) cents	(4.57) cents
Diluted loss per share (cents per share)	6	(1.48) cents	(4.57) cents

The accompanying notes form part of these financial statements

BALANCE SHEET

AS AT 30 JUNE 2008

	Note	30 June 2008 $	30 June 2007 $
CURRENT ASSETS			
Cash and cash equivalents	7	16,472,982	20,579,943
Receivables	8	167,406	240,445
Prepayments		79,468	145,374
Other	9	12,141	12,141
Total Current Assets		16,731,997	20,977,903
NON-CURRENT ASSETS			
Available-for-sale financial asset	10	137,500	487,500
Plant and equipment	11	293,259	551,848
Total Non-Current Assets		430,759	1,039,348
Total Assets		17,162,756	22,017,251
CURRENT LIABILITIES			
Trade and other payables	13	91,933	949,727
Provisions	14	589,894	223,273
Total Current Liabilities		681,827	1,173,000
NON-CURRENT LIABILITIES			
Provisions	14	19,863	56,219
Total Non-Current Liabilities		19,863	56,219
Total Liabilities		701,690	1,229,219
Net Assets		16,461,066	20,788,032
EQUITY			
Contributed equity	15	89,081,446	89,081,446
Reserves	15	1,567,164	1,465,463
Gains/(losses) on available-for-sale financial assets		-	(12,500)
Retained earnings/(Accumulated losses)	15	(74,187,544)	(69,746,377)
Total Equity		16,461,066	20,788,032

The accompanying notes form part of these financial statements

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2008

	Contributed Equity	Retained Earnings/ (Accumulated Losses)	Gains/ (Losses) on Available-For-Sale Financial Assets	Other Reserves	Total
	$	$	$	$	$
As at 1 July 2006	**78,244,479**	**(56,339,438)**	**(12,500)**	**872,073**	**22,764,614**
- Net unrealised gain/(loss) on available-for-sale financial assets	-	-	-	-	-
- Issue of shares and exercise of options	11,204,869	-	-	-	**11,204,869**
- Capital raising costs recognised directly in equity	(367,902)	-	-	-	**(367,902)**
- Cost of share-based payments	-	-	-	593,390	**593,390**
- Loss for the period	-	(13,406,939)	-	-	**(13,406,939)**
As at 30 June 2007	**89,081,446**	**(69,746,377)**	**(12,500)**	**1,465,463**	**20,788,032**
- Net unrealised gain/(loss) on available-for-sale financial assets	-	-	(350,000)	-	**(350,000)**
- Cost of share-based payments	-	-	-	101,701	**101,701**
- Issue of shares and exercise of options	-	-	-	-	-
- impairment of available-for-sale financial asset (previously recognised in equity as an unrealised gain or loss) transferred from equity to income statement	-	-	362,500	-	**362,500**
- Loss for the period	-	(4,441,167)	-	-	**(4,441,167)**
As at 30 June 2008	**89,081,446**	**(74,187,544)**	**-**	**1,567,164**	**16,461,066**

The accompanying notes form part of these financial statements

CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2008

	Note	30 June 2008 $	30 June 2007 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(5,352,553)	(14,876,653)
Interest received		1,211,669	1,393,932
Receipt of government grants	4(B)	28,690	53,786
Sundry income		-	4,366
Net cash outflows from operating activities	7	(4,112,194)	(13,424,569)
Cash Flows from Investing Activities			
Payments for plant and equipment	11	(16,085)	(138,435)
Proceeds on Sale of Fixed assets		21,318	1,685
Net cash inflows/(outflows) from in investing activities		5,233	(136,750)
Cash Flows from Financing Activities			
Net Proceeds from issue of shares and options	15	-	10,836,967
Net cash inflows from financing activities		-	10,836,967
Net increase/(decrease) in cash and cash equivalents		(4,106,961)	(2,724,352)
Cash and cash equivalents at beginning of period		20,579,943	23,304,295
Cash and cash equivalents at the end of period	7	16,472,982	20,579,943

The accompanying notes form part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008

1 CORPORATE INFORMATION

The financial report of Metabolic Pharmaceuticals Limited (the Company) for the year ended 30 June 2008 was authorised for issue in accordance with a resolution of the Directors on 20 August 2008.

Metabolic Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on ASX Limited (ASX code: MBP).

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PREPARATION

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements.

The financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

The financial report is presented in Australian dollars.

The financial statements of the Company have been prepared on a going concern basis. The Company's operations are subject to major risks due primarily to the nature of research, development and commercialisation to be undertaken. These risks may materially impact the financial performance and position of the Company, including the future value of the shares, options and performance rights issued. The going concern basis assumes that future capital raisings will be available to enable the Company to undertake the research, development and commercialisation of its projects and that the subsequent commercialisation of the developed products will be successful. The financial statements take no account of the consequences, if any, of the inability of the Company to obtain adequate funding nor of the effects of unsuccessful research, development and commercialisation of the Company's projects.

(B) STATEMENT OF COMPLIANCE

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Company for the annual reporting period ended 30 June 2008. These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB 8 and AASB 2007-3	Operating Segments and consequential amendments to other Australian Accounting Standards	New standard replacing AASB 114 *Segment Reporting*, which adopts a management reporting approach to segment reporting.	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Company's financial statements. The amendments may have an impact on the Company's segment disclosures.	1 July 2009

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(B) STATEMENT OF COMPLIANCE CONTINUED...

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB 101 (Revised) and AASB 2007-8	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards	Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.	1 January 2009	These amendments are only expected to affect the presentation of the Company's financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Company has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.	1 July 2009
AASB 2008-1	Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations	The amendments clarify the definition of 'vesting conditions', introducing the term 'non-vesting conditions' for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.	1 January 2009	The Company has share-based payment arrangements that may be affected by these amendments. However, the Company has not yet determined the extent of the impact, if any.	1 July 2009
AASB 3 (Revised)	Business Combinations	The revised standard introduces a number of changes to the accounting for business combinations, the most significant of which allows entities a choice for each business combination entered into – to measure a non-controlling interest (formerly a minority interest) in the acquiree either at its fair value or at its proportionate interest in the acquiree's net assets. This choice will effectively result in recognising goodwill relating to 100% of the business (applying the fair value option) or recognising goodwill relating to the percentage interest acquired. The changes apply prospectively.	1 July 2009	The Company has not entered into any business combinations and accordingly has not assessed the impact.	1 July 2009
AASB 127 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009	The Company does not presently have any subsidiaries, however, should this change, any changes in the ownership interest of a subsidiary will be accounted for as an equity transaction.	1 July 2009
AASB 2008-3	Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127	Amending standard issued as a consequence of revisions to AASB 3 and AASB 127.	1 July 2009	Refer to AASB 3 (Revised) and AASB 127 (Revised) above.	1 July 2009

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(B) STATEMENT OF COMPLIANCE CONTINUED...

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
Amendments to International Financial Reporting Standards**	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	The main amendments of relevance to Australian entities are those made to IAS 27 deleting the 'cost method' and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognised in profit or loss in an entity's separate financial statements (i.e., parent company accounts). The distinction between pre- and post-acquisition profits is no longer required. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment. AASB 127 has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganisations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.	1 January 2009	The Company does not presently have a subsidiary, jointly controlled entity or associate.	1 July 2009
Amendments to International Financial Reporting Standards**	Improvements to IFRSs	The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.	1 January 2009 except for amendments to IFRS 5, which are effective from 1 July 2009.	The Company has not yet determined the extent of the impact of the amendments, if any.	1 July 2009

* designates the beginning of the applicable annual reporting period
** pronouncements that have been issued by the IASB and IFRIC but have not yet been issued by the AASB.

Adoption of new accounting standard
The Company has adopted AASB 7 *Financial Instruments: Disclosures* and all consequential amendments which became applicable on 1 January 2007. The application date for the Company relating to this standard was 1 July 2007. The adoption of this standard has only affected the disclosure in these financial statements. There has been no effect on profit and loss or the financial position of the Company.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(C) SHARE-BASED PAYMENT TRANSACTIONS

Share-based payment transactions

The Company currently provides benefits to employees (including Executive Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There are currently two plans in place to provide these benefits:

(i) the Metabolic Employee Share Option Plan; and
(ii) the Metabolic Performance Rights Plan.

Information relating to the Company's share-based payment plans is set out in note 12 and the Remuneration Report section of the Directors' Report.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of the options issued under the Metabolic Employee Share Option Plan is determined by using a binomial model. The fair value of performance rights issued under the Metabolic Performance Rights Plan is determined by using a Barrier "Up and Call" Option Pricing Model or the market share price on the date of grant for those performance rights subject to a market condition and a Black-Scholes/Merton or Binomial Distribution Option Pricing Model for those performance rights with non-market performance conditions.

In determining the fair value of equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Metabolic Pharmaceuticals Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('final vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date, reflects the extent to which the vesting period has expired. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

(D) PLANT AND EQUIPMENT

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Office equipment	-	3 to 10 years
Laboratory plant and equipment	-	5 years

(E) PLANT AND EQUIPMENT IMPAIRMENT

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(E) PLANT AND EQUIPMENT IMPAIRMENT (continued)

Impairment (continued)

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to fair value.

An impairment exists when the carrying value of an asset exceeds its estimated recoverable amount. The asset is then written down to its recoverable amount. Impairment losses are recognised in the income statement.

Derecognition and disposal

Plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

(F) RESEARCH AND DEVELOPMENT COSTS

Research and patent costs are expensed as incurred. An intangible asset arising from development expenditure on an individual project is recognised only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available-for-use or sale. No development expenditure has been carried forward.

(G) INVESTMENTS AND OTHER FINANCIAL ASSETS

Available-for-sale investment

After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

(H) IMPAIRMENT OF AVAILABLE-FOR-SALE FINANCIAL ASSETS

If there is objective evidence that an available-for-sale investment is impaired, such as a decline in the market value that is significant or prolonged, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement.

(I) CASH AND CASH EQUIVALENTS

Cash at bank and short-term deposits mature in three months or less and are stated at nominal value.

(J) EMPLOYEE LEAVE BENEFITS

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date and pro-rata long service leave for employees with over seven years of service, are recognised in current liabilities provisions in respect of employees' services up to the reporting date. Wages, salaries, annual leave and long service leave are measured at the amounts expected to be paid when the liabilities are settled.

Liabilities for pro-rata long service leave for employees with less than seven years of service are recognised in non-current liabilities provisions and measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

(K) OPERATING LEASES

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased items, are recognised as an expense in the income statement on a straight-line basis over the lease term.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(L) REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

For interest revenue, the specific recognition criteria that must be met before revenue is recognised is the control of the right to receive the interest payment.

Interest receivable, being interest accrued, and GST recoverable are recorded at amortised cost and due to the short-term nature of these receivables they equate to face value.

(M) GOVERNMENT GRANTS

Government grants are recognised at their fair value when the grant is received and all attaching conditions have been complied with.

(N) TRADE AND OTHER PAYABLES

Trade and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of those goods and services. The amounts are unsecured and are normally settled on 30-day terms. Due to the short-term nature of these payables they equate to fair value.

(O) INCOME TAX

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognised for all deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(P) GOODS AND SERVICES TAX (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet. Cash flows are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

(Q) EARNINGS PER SHARE (EPS)

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit/(loss) attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after-tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

As the Company incurred a loss for the period under review and in the prior year comparison, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

(R) CONTRIBUTED EQUITY

Ordinary shares are classified as equity and recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(S) FOREIGN CURRENCY TRANSLATION

Foreign currency items are translated to Australian currency on the following basis:

- Transactions are converted at exchange rates approximating those in effect at the date of the transaction; and
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the Income Statement.

(T) COMPARATIVES

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

3 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

4 REVENUES AND EXPENSES

	30 June 2008 $	30 June 2007 $
(A) REVENUE		
Finance revenue	1,278,260	1,373,946
Details of finance revenue:		
Term deposit interest	1,259,651	1,325,330
Grant account interest	-	8,345
Bank account interest	18,609	40,271
	1,278,260	1,373,946
(B) GOVERNMENT GRANT INCOME		
Government grants	28,690	53,786

An Export Market Development Grant of $28,690 has been received from the government. There are no unfulfilled conditions or contingencies attaching to this grant. The Company did not benefit directly from any other forms of government assistance.

	30 June 2008 $	30 June 2007 $
(C) PROJECT EXPENSE		
(1) Preclinical expense		
(i) Oral Peptide Delivery Platform	(313,626)	(202,259)
(ii) Neuren Regeneration Peptides	(276,844)	(1,575)
(iii) ACV1 - Neuropathic Pain	5,500	(115,499)
(iv) AOD9604 - Obesity	18,831	(715,126)
(v) Other projects	(77,192)	(263,361)
	(643,331)	(1,297,820)
(2) Clinical Trials expense		
(i) Oral Peptide Delivery Platform	-	-
(ii) Neuren Regeneration Peptides	-	-
(iii) ACV1 - Neuropathic Pain	(81,954)	(1,518,090)
(iv) AOD9604 - Obesity	(5,966)	(3,123,505)
(v) Other projects	-	(28,560)
	(87,920)	(4,670,155)
(3) Formulation & Manufacture expense		
(i) Oral Peptide Delivery Platform	(194,537)	(187,823)
(ii) Neuren Regeneration Peptides	(2,770)	(9,105)
(iii) ACV1 - Neuropathic Pain	69,108	(962,422)
(iv) AOD9604 - Obesity	-	(122,565)
(v) Other projects	-	(7,645)
	(128,199)	(1,289,560)
(4) Miscellaneous project expense		
(i) Oral Peptide Delivery Platform	(269,931)	(60,221)
(ii) Neuren Regeneration Peptides	-	(11,438)
(iii) ACV1 - Neuropathic Pain	(212,760)	(775,645)
(iv) AOD9604 - Obesity	(62,436)	(496,308)
(v) Other projects	(180,472)	(29,566)
	(725,599)	(1,373,178)
Total project expense		
(i) Oral Peptide Delivery Platform	**(778,094)**	**(450,303)**
(ii) Neuren Regeneration Peptides	**(279,614)**	**(22,118)**
(iii) ACV1 - Neuropathic Pain	**(220,106)**	**(3,371,656)**
(iv) AOD9604 - Obesity	**(49,571)**	**(4,457,504)**
(v) Other projects	**(257,664)**	**(329,132)**
	(1,585,049)	**(8,630,713)**

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

4 REVENUES AND EXPENSES (continued)

		30 June 2008 $	30 June 2007 $
(D) EMPLOYEE BENEFITS EXPENSE			
Wages and salaries		(2,039,329)	(3,189,123)
Superannuation		(106,545)	(199,586)
Share-based payment expense	12B	(101,701)	(593,390)
Directors' fees		(155,446)	(168,395)
Provision for payments on terminations	14(C)	(504,818)	(35,664)
Long service leave provision	14(B) & (D)	76,979	(35,664)
Annual leave provision	14(A)	97,574	(7,802)
		(2,733,286)	(4,193,960)
(E) DEPRECIATION AND AMORTISATION EXPENSE			
Depreciation – office equipment		(64,120)	(61,777)
Depreciation – laboratory equipment		(202,156)	(236,581)
		(266,276)	(298,358)
(F) RENTAL EXPENSE RELATING TO OPERATING LEASES			
Minimum lease payments - Laboratory		(60,494)	(57,886)
Minimum lease payments - Administration		(56,722)	(80,000)
		(117,216)	(137,886)
(G) OTHER ADMINISTRATIVE AND OVERHEAD EXPENSES			
Listing fees		(22,961)	(44,612)
Insurances		(95,816)	(99,495)
Accounting and Audit Fees		(51,306)	(56,132)
Investor Relations & Share Registry expenses		(92,904)	(320,363)
Other		(284,291)	(815,902)
		(547,278)	(1,336,504)

5 INCOME TAX

(A) RECONCILIATION OF INCOME TAX EXPENSE TO PRIMA FACIE TAX PAYABLE	30 June 2008 $	30 June 2007 $
Net Loss before income tax expense	(4,441,167)	(13,406,939)
Prima facie tax calculated at 30% (2007: 30%)	(1,332,350)	(4,022,082)
Tax effect of amounts which are not deductible:		
- Entertainment	1,246	3,273
- Share-based payments	30,510	178,017
Effect of tax concession for Research and Development	(142,514)	(1,191,350)
	(1,443,108)	(5,032,142)
Current year tax losses not brought to account	1,216,662	5,004,590
Current year temporary differences not brought to account	226,445	27,552
Income tax expense	-	-
(B) DEFERRED TAX ASSETS NOT BROUGHT TO ACCOUNT		
Unused tax losses for which no deferred tax asset has been recognised	86,961,641	82,140,756
Deductible temporary differences - no deferred tax asset has been recognised	686,251	1,804,882
Prior year under/over accrual	-	505,646
	87,647,892	84,451,284
Potential tax benefit at 30%	26,294,367	25,335,385

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

5 INCOME TAX CONTINUED...

This benefit of the tax losses will only be realised if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the Company in realising the benefit.

6 EARNINGS PER SHARE (EPS)

Basic EPS amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Basic EPS:
- 30 June 2008 (1.48) cents per share
- 30 June 2007 (4.57) cents per share

Diluted EPS:
- 30 June 2008 (1.48) cents per share
- 30 June 2007 (4.57) cents per share

	30 June 2008	30 June 2007
The following reflects the income and share data used in the calculation of basic and diluted EPS:		
Net loss used in calculating basic and diluted EPS	($4,441,167)	($13,406,939)
Weighted average number of ordinary shares on issue used in the calculation of basic EPS	300,947,111	293,141,502
Potential effect of dilutive securities:		
Performance rights	1,120,326	1,644,340
Potential ordinary shares that are not dilutive and are excluded from the calculation of diluted EPS	4,141,983	10,802,859

As the Company has incurred a net loss for the years ended 30 June 2008 and 30 June 2007, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted EPS calculation.

Any further transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements are detailed in the table contained in Note 15.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

7 CASH AND CASH EQUIVALENTS

RECONCILIATION OF CASH AT THE END OF THE YEAR

	30 June 2008 $	30 June 2007 $
Cash at bank and in hand (i)	272,982	629,943
Short-term deposits (ii)	16,200,000	19,950,000
	16,472,982	20,579,943

(i) Cash at bank earns interest at floating rates based on daily bank deposit rates.
(ii) Short-term deposits mature within 3 months and have interest rates between 6.3% and 8.0% (2007: short-term deposit rates between 5.7% and 6.5%).

For the purposes of the Cash Flow Statement, cash and cash equivalents comprises cash at bank and investments in short-term deposits as listed above. The Company has no borrowings.

RECONCILIATION OF NET LOSS AFTER INCOME TAX TO NET CASH FLOW FROM OPERATING ACTIVITIES

	30 June 2008 $	30 June 2007 $
Net Loss attributable to members	(4,441,167)	(13,406,939)
Adjustments for non-cash items:		
Depreciation	266,276	298,358
Share-based payment expense	101,701	593,390
Loss on write off of assets	1,521	-
Impairment of investment in Neuren	362,500	-
Profit on sale of fixed assets	(14,440)	-
Change in assets and liabilities during the financial year:		
(Increase)/decrease in interest receivable	(66,591)	19,986
(Increase)/decrease in prepayments	65,906	(56,342)
(Increase)/decrease in other assets	139,630	81,646
Increase/(decrease) in payables	(857,794)	(998,134)
Increase/(decrease) in employee provisions	330,264	43,466
Net cash outflows from operating activities	(4,112,194)	(13,424,569)

DISCLOSURE OF FINANCING ACTIVITIES

During the year ended 30 June 2008 there were no cash inflows or outflows from financing activities. The issue of 707,980 shares during the period under review resulted from the exercise of 707,980 employee performance rights. There was no exercise price attached to the exercise of the performance rights:

	$	No. of shares Issued
Performance Rights converting to ordinary shares (MBPAA)	-	244,578
Performance Rights converting to ordinary shares (MBPAB)	-	463,402
Net cash inflows from financing activities/Shares issued	-	707,980

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

8 RECEIVABLES (CURRENT)

	30 June 2008 $	30 June 2007 $
Interest receivable	141,825	75,234
GST recoverable	25,581	165,211
	167,406	240,445

9 OTHER CURRENT ASSETS

Security deposits	12,141	12,141

10 AVAILABLE-FOR-SALE FINANCIAL ASSET – INVESTMENT IN SHARES

At beginning of year	487,500	487,500
Amount previously recognised in equity as an unrealised loss now included in impairment	12,500	-
Impairment of available-for-sale financial asset	(362,500)	-
Balance at end of year	137,500	487,500

The company's available-for-sale financial asset consists of fully paid ordinary shares held in Neuren Pharmaceuticals Limited ("Neuren"), a company listed on the Australian Stock Exchange (ASX Code: NEU). The sum of $500,000 was paid in December 2004 by way of subscription monies for 1,250,000 shares at $0.40 per share in the initial public offering of Neuren.

After the initial recognition, the fair value of the investment in Neuren was determined as the market price of the shares. Gains and losses on this investment were previously reported in equity.

At 30 June 2008 the Company deemed the investment in Neuren impaired due to a significant and prolonged decline in the market price of Neuren's shares. Due to this objective evidence that the investment in Neuren was impaired, an amount comprising the difference between its cost and its current value was transferred from equity to the income statement.

As the available-for-sale investment consists of an investment in ordinary shares there is no fixed maturity date.

11 PLANT AND EQUIPMENT

	30 June 2008 $	30 June 2007 $
OFFICE EQUIPMENT		
(i) Cost		
Opening balance	399,375	335,259
Additions	13,812	71,531
Disposals and write-off of equipment	(39,100)	(7,415)
Closing balance	374,087	399,375
(ii) Accumulated Depreciation		
Opening balance	(262,012)	(205,965)
Depreciation for the year	(64,120)	(61,777)
Disposals and write-off of equipment	36,414	5,730
Closing balance	(289,718)	(262,012)
Net Book Value – Office Equipment	84,369	137,363

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

11 PLANT AND EQUIPMENT (continued)

LABORATORY PLANT & EQUIPMENT		
(i) Cost		
Opening balance	1,299,267	1,232,363
Additions	2,273	66,904
Disposals and write-off of equipment	(47,548)	-
Closing balance	1,253,992	1,299,267
(ii) Accumulated Depreciation		
Opening balance	(884,782)	(648,201)
Depreciation for the year	(202,156)	(236,581)
Disposals and write-off of equipment	41,836	-
Closing balance	(1,045,102)	(884,782)
Net Book Value – Laboratory Plant and Equipment	208,890	414,485
Net Book Value – Plant and Equipment	293,259	551,848

A review of the carrying values of plant and equipment for impairment determined that there is no indication that the carrying values may not be recoverable.

12 SHARE-BASED PAYMENTS

A. EMPLOYEE SHARE-BASED PAYMENT PLANS

The Company currently provides benefits to employees (including Executive Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions). There are currently two plans in place to provide these benefits:

(i) the Metabolic Employee Share Option Plan; and
(ii) the Metabolic Performance Rights Plan.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The expense recognised in the Income Statement in relation to share-based payments is disclosed in note 4(d) and 12B.

(i) EMPLOYEE SHARE OPTION PLAN

In February 2000, the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to Directors, Executives and members of staff of the Company. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the Directors of Metabolic Pharmaceuticals Limited. The options are issued for varying terms ranging from 54 to 59 months and are exercisable on vesting dates between the date of grant and expiry date.

Options issued pursuant to the Metabolic Employee Share Option Plan will not be listed on ASX Limited (ASX). Application will be made to list the shares issued on the exercise of the options on the ASX and such shares will rank equally with other ordinary shares of the Company.

The fair value of the options issued under the Metabolic Employee Share Option Plan is determined by using a binomial approximation model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. These options, issued pursuant to the Metabolic Employee Share Option Plan, have an expiry date between 54 and 59 months from grant, generally with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

12 SHARE-BASED PAYMENTS CONTINUED...

A. EMPLOYEE SHARE -BASED PAYMENT PLANS CONTINUED...

(i) EMPLOYEE SHARE OPTION PLAN CONTINUED...

The assumptions used to obtain a fair value for options, which form part of current or prior year expense, are listed in the following table

	Date Options Granted			
	1 Feb 2006	**1 Nov 2005**	**23 Dec 2003**	**22 Nov 2002**
Binomial Option Pricing Model Variables				
Exercise price	$1.50	$1.00	$1.00	$0.90
Risk-free interest rate	5.30%	5.39%	5.56%	5.22%
Volatility	56.40%	56.52%	35.00%	35.00%
Expiry date	1 Jan 2011	1 Oct 2010	23 Nov 2008	22 Oct 2007
Dividend yield	-	-	-	-
Average fair value per option (cents)	10.95	21.30	26.00	16.00

Option Grants - No options were granted during the years ended 30 June 2008 and 30 June 2007.

Information with respect to the number of options granted under the Metabolic Employee Share Option Plan is as follows:

(a) Employee Options over Ordinary Shares (No. of Options) at 30 June 2008

Date of Issue **ASX Code (unlisted options)**	**1/02/06** **MBPAQ**	**1/11/05** **MBPAQ**	**23/12/03** **MBPAQ**	**17/01/03** **MBPAQ**	**22/11/02** **MBPAQ**	**Total**
On issue at beginning of the year	1,000,000	500,000	479,900	150,000	150,000	2,279,900
Issued during the year	-	-	-	-	-	-
Exercised during the year	-	-	-	-	-	-
Expired unexercised during the year	-	-	(50,000)		(150,000)	(200,000)
Forfeited/Cancelled during the period	-	-	(150,000)	(150,000)	-	(300,000)
On issue at balance date	1,000,000	500,000	279,900	-	-	1,779,900
Issued subsequent to balance date	-	-	-	-	-	-
Exercised subsequent to balance date	-	-	-	-	-	-
Forfeited/Cancelled subsequent to balance date	(1,000,000)	(500,000)	(100,000)	-	-	(1,600,000)
On issue at date of Directors' Report	-	-	179,900	-	-	179,900
Current number of recipients	-	-	2	-	-	
Exercise price	$1.50	$1.00	$1.00	90¢	90¢	
Exercise period: From	01/02/06	01/11/05	23/12/04	17/01/04	22/11/03	
To	01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	
Expiration date	01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	
The following proportions vest from the dates shown: 35%	01/02/06					
35%	01/02/07					
30%	01/02/08					
20%			23/12/04	17/01/04	22/11/03	
20%			23/12/05	17/01/05	22/11/04	
30%			23/12/06	17/01/06	22/11/05	
30%			23/12/07	17/01/07	22/11/06	
100%		01/11/05				

(b) Information relating to Options exercised by employees during the year ended 30 June 2008

There were no options exercised by employees of the Company during the year ended 30 June 2008.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

12 SHARE-BASED PAYMENTS CONTINUED...

A. EMPLOYEE SHARE –BASED PAYMENT PLANS CONTINUED...

(i) EMPLOYEE SHARE OPTION PLAN CONTINUED...

(c) Employee Options over Ordinary Shares (No. of Options) at 30 June 2007

Date of Issue ASX Code (unlisted options)		1/02/06 MBPAQ	1/11/05 MBPAQ	23/12/03 MBPAQ	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	Total
On issue at beginning of the year		1,000,000	500,000	479,900	150,000	150,000	249,900	2,529,800
Issued during the year		-	-	-	-	-	-	-
Exercised during the year		-	-	-	-	-	-	-
Forfeited/Cancelled during the period		-	-	-	-	-	(249,900)	(249,900)
On issue at balance date		1,000,000	500,000	479,900	150,000	150,000	-	2,279,900
Issued subsequent to balance date		-	-	-	-	-	-	-
Exercised subsequent to balance date		-	-	-	-	-	-	-
Forfeited/Cancelled subsequent to balance date		-	-	-	-	-	-	-
On issue at date of Directors' Report		1,000,000	500,000	479,900	150,000	150,000	-	2,279,900
Current number of recipients		1	1	5	2	1	1	
Exercise price		$1.50	$1.00	$1.00	90¢	90¢	90¢	
Exercise period: From		01/02/06	01/11/05	23/12/04	17/01/04	22/11/03	14/12/02	
To		01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	14/11/06	
Expiration date		01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	14/11/06	
The following proportions vest from the dates shown:	35%	01/02/06						
	35%	01/02/07						
	30%	01/02/08						
	20%			23/12/04	17/01/04	22/11/03	14/12/02	
	20%			23/12/05	17/01/05	22/11/04	14/12/03	
	30%			23/12/06	17/01/06	22/11/05	14/12/04	
	30%			23/12/07	17/01/07	22/11/06	14/12/05	
	100%		01/11/05					

(d) Information relating to Options exercised by employees during the year ended 30 June 2007

There were no options exercised by employees of the Company during the year ended 30 June 2007.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

12 SHARE-BASED PAYMENTS CONTINUED...
A. EMPLOYEE SHARE –BASED PAYMENT PLANS CONTINUED...

(ii) EMPLOYEE PERFORMANCE RIGHTS PLAN

In September 2005, the Board of Metabolic established the terms and conditions of a long-term incentive scheme for employees, in the form of the Metabolic Performance Rights Plan ("Plan"). The purpose of the Plan is to provide employees with the opportunity to participate in the success of the Company and to provide them with further incentive to ensure wealth is created in the Company for the benefit of all shareholders.

Under the Plan, an invited eligible employee is offered rights to acquire shares in the Company. There is no exercise price to be paid to acquire a share upon exercise of a performance right. Performance rights will be exercisable on a specified future date, subject to meeting performance and service conditions.

Performance rights will not be listed on ASX Limited (ASX). Application will be made to list Metabolic's shares issued on the exercise of the performance rights on the ASX and such shares will rank equally with other ordinary shares of the Company.

Performance rights are subject to the following performance conditions:

- One-third of the performance rights granted are subject to share price performance and continued service.
- One-third of the performance rights granted are subject to corporate goals and continued service.
- One-third of the performance rights granted are subject to continued service alone.

The fair value of performance rights issued under the Plan is determined by using a Barrier "Up and Call" Option Pricing Model or the market share price on the date of grant for those performance rights subject to a market condition and a Black-Scholes/Merton or Bionomial Distribution Option Pricing Model for those performance rights with non-market performance conditions.

The assumptions used to obtain a fair value for performance rights are listed in the following table:

	Date Performance Rights Granted	
	17 Nov 2006	**20 Dec 2005**
Pricing Model Variables		
Exercise price	Nil	Nil
Risk-free interest rate	5.94%	5.73%
Share Price at date of grant	$0.705	$0.46
Volatility/Standard Deviation	59.97%	56.40%
Expiry date	1 Sep 2011	1 Sep 2010
Dividend yield	-	-
Average fair value per performance right	$0.70	$0.40

Performance Rights Grants – No performance rights were granted during the year ended 30 June 2008.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

12 SHARE-BASED PAYMENTS CONTINUED...

A. EMPLOYEE SHARE -BASED PAYMENT PLANS CONTINUED...

(ii) EMPLOYEE PERFORMANCE RIGHTS PLAN CONTINUED

(a) Employee Performance Rights over Ordinary Shares (No. of Performance Rights) as at 30 June 2008

Date of Issue **ASX Code (unlisted options)**		**17/11/06** **MBPAB**	**20/12/05** **MBPAA**	**TOTAL**
On issue at beginning of the year		1,222,356	620,928	1,843,284
Issued during the year		-	-	-
Exercised during the year (b)		(463,402)	(244,578)	(707,980)
Expired unexercised during the year		-	-	-
Forfeited /Cancelled during the year		(576,260)	(287,623)	(863,883)
On issue at balance date		182,694	88,727	271,421
Issued subsequent to balance date		-	-	-
Exercised subsequent to balance date		-	-	-
Forfeited/Cancelled subsequent to balance date		(40,764)	(23,369)	(64,133)
On issue at date of the Directors' Report		141,930	65,358	207,288
Current number of recipients		4	3	
Exercise price		$0.00	$0.00	
Exercise period: From		01/09/07	01/09/06	
To		01/09/11	01/09/10	
Expiration date		01/09/11	01/09/10	
Vesting Proportions:	25%	01/09/07	01/09/06	
	25%	01/09/08	01/09/07	
	25%	01/09/09	01/09/08	
	25%	01/09/10	01/09/09	

(b) Information relating to Performance Rights exercised by employees during the year ended 30 June 2008

		17/11/06 **MBPAB**	**20/12/05** **MBPAA**
Number of shares issued		**No.**	**No.**
Issue date:	30/10/07	180,841	100,832
	08/05/08	282,561	143,746
Value of shares issued		**$**	**$**
Issue date:	30/10/07	$10,850	$6,050
	08/05/08	$11,302	$5,750

The value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on ASX Limited as at close of trading on the respective issue dates.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

12 SHARE-BASED PAYMENTS CONTINUED...

A. EMPLOYEE SHARE –BASED PAYMENT PLANS CONTINUED...

(ii) EMPLOYEE PERFORMANCE RIGHTS PLAN CONTINUED

(c) Employee Performance Rights over Ordinary Shares (No. of Performance Rights) as at 30 June 2007

Date of Issue ASX Code (unlisted options)		17/11/06 MBPAB	20/12/05 MBPAA	TOTAL
On issue at beginning of the year		-	873,213	873,213
Issued during the year		1,527,096	-	1,527,096
Exercised during the year (b)		(166,680)	(99,064)	(265,744)
Expired unexercised during the year		-	-	-
Forfeited /Cancelled during the year		(138,060)	(153,221)	(291,281)
On issue at balance date		1,222,356	620,928	1,843,284
Issued subsequent to balance date		-	-	-
Exercised subsequent to balance date		-	-	-
Forfeited/Cancelled subsequent to balance date		-	-	-
On issue at date of the Directors' Report		1,222,356	620,928	1,843,284
Current number of recipients		20	18	
Exercise price		$0.00	$0.00	
Exercise period: From		01/09/07	01/09/06	
To		01/09/11	01/09/10	
Expiration date		01/09/11	01/09/10	
Vesting Proportions:	25%	01/09/07	01/09/06	
	25%	01/09/08	01/09/07	
	25%	01/09/09	01/09/08	
	25%	01/09/10	01/09/09	

(d) Information relating to Performance Rights exercised by employees during the year ended 30 June 2007

		17/11/06 MBPAB	20/12/05 MBPAA
Number of shares issued			
Issue date:	13/12/06		48,729
	26/01/07		3,918
	10/04/07	166,680	45,046
	24/05/07		1,371
Value of shares issued			
Issue date:	13/12/06		$36,790
	26/01/07		$ 4,114
	10/04/07	$21,668	$ 5,856
	24/05/07		$ 206

The value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on ASX Limited as at close of trading on the respective issue dates.

B. EXPENSES ARISING FROM SHARE-BASED PAYMENT TRANSACTIONS

	30 June 2008 $	30 June 2007 $
Options issued under Employee Option Plan	(448)	(60,568)
Performance Rights issued under Performance Rights Plan	(101,253)	(532,822)
	(101,701)	(593,390)

13 TRADE AND OTHER PAYABLES (CURRENT)

Trade Payables (i)	91,933	949,727

(i) Trade payables are non-interest bearing and are normally settled on 30-day terms.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

14 PROVISIONS (CURRENT & NON-CURRENT)

	30 June 2008 $	30 June 2007 $
(A) CURRENT PROVISIONS– ANNUAL LEAVE		
Annual leave at beginning of year	149,577	141,775
Increase/(Decrease) in provision during the year	(97,574)	7,802
Annual leave at end of year	52,003	149,577
(B) CURRENT – LONG SERVICE LEAVE		
Long service leave at beginning of year	73,696	59,257
Additional provision during the year	(40,623)	14,439
Long service leave at end of year	33,073	73,696
(C) CURRENT – TERMINATION PAYMENTS		
Termination payments provision at beginning of year	-	-
Additional provisions during the year	504,818	-
Termination payments provision at end of year	504,818	-
TOTAL CURRENT PROVISIONS	589,894	223,273
(D) NON-CURRENT – LONG SERVICE LEAVE		
Long service leave at beginning of year	56,219	34,994
Additional provision during the year	(36,356)	21,225
Long service leave at end of year	19,863	56,219
TOTAL NON-CURRENT PROVISIONS	19,863	56,219

15 CONTRIBUTED EQUITY AND RESERVES

(A) MOVEMENT IN CONTRIBUTED EQUITY	30 June 2008 $	30 June 2007 $
Contributed equity at beginning of year	89,081,446	78,244,479
Proceeds from shares issued during the year (note 7)	-	11,204,869
Capital raising costs recognised in equity	-	(367,902)
Contributed equity at end of year	89,081,446	89,081,446
	Number of Shares	
On issue at start of year	300,696,141	284,565,483
Shares issued during the year	-	14,583,333
Options converting to ordinary shares	-	1,281,581
Performance Rights converting to ordinary shares	707,980	265,744
On issue at end of year	301,404,121	300,696,141

Terms and conditions of contributed equity

Ordinary Shares attract the right to receive notice of and attend and vote at all general meetings of the Company, to receive dividends as declared and, in the event of winding up the Company, to participate equally in the distribution of the assets (both capital and surplus), subject to any amounts unpaid on shares. Each Ordinary Share entitles the holder to one vote, either in person or by proxy, at a meeting of the Company.

Securities issued or granted during the year ended 30 June 2008:

Ordinary Fully Paid Shares:

- 244,578 shares were issued as the result of the exercise of unquoted employee performance rights (ASX Code: MBPAA).
- 463,402 shares were issued as the result of the exercised of unquoted employee performance rights (ASX Code: MBPAB).

Performance Rights and Options Granted:

- There were no options or performance rights granted during the year ended 30 June 2008.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

15 CONTRIBUTED EQUITY AND RESERVES CONTINUED...

OPTIONS AND PERFORMANCE RIGHTS OVER ORDINARY SHARES

Date of Issue ASX Code (unquoted)		17/11/06 MBPAB (Rights)	20/12/05 MBPAA (Rights)	24/03/06 MBPAY	1/02/06 MBPAQ	1/11/05 MBPAQ	01/03/04 MBPAU	23/12/03 MBPAQ	17/01/03 MBPAQ	22/11/02 MBPAQ	Total
On issue at beginning of the year		1,222,356	620,928	1,578,750	1,000,000	500,000	183,333	479,900	150,000	150,000	5,885,267
Issued during the year		-	-	-	-	-	-	-	-	-	-
Exercised during the year		(463,402)	(244,578)	-	-	-	-				(707,980)
Expired unexercised		-	-	-	-	-	-	(50,000)		(150,000)	(200,000)
Forfeited/Cancelled Options and Rights		(576,260)	(287,623)	(1,578,750)	-	-	-	(150,000)	(150,000)	-	(2,742,633)
On issue at balance date		182,694	88,727	-	1,000,000	500,000	183,333	279,900	-	-	2,234,654
Issued subsequent to balance date		-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date		-	-	-	-	-	-	-	-	-	-
Forfeited/Cancelled subsequent to balance date		(40,764)	(23,369)	-	(1,000,000)	(500,000)	-	(100,000)	-	-	(1,664,133)
On issue at date of Directors' Report		141,930	65,358	-	-	-	183,333	179,900	-	-	570,521
Current number of recipients		4	3	-	-	-	4	2	-	-	
Exercise price		$0.00	$0.00	$0.90	$1.50	$1.00	$1.25	$1.00	90¢	90¢	
Exercise period: From		01/09/07	01/09/06	24/03/06	01/02/06	01/11/05	01/03/04	23/12/04	17/01/04	22/11/03	
To		01/09/11	01/09/10	24/09/07	01/01/11	01/10/10	01/03/09	23/11/08	17/12/07	22/10/07	
Expiration date		01/09/11	01/09/10	24/09/07	01/01/11	01/10/10	01/03/09	23/11/08	17/12/07	22/10/07	
The following proportions vest from the dates shown	20%							23/12/04	17/01/04	22/11/03	
	20%							23/12/05	17/01/05	22/11/04	
	25%	01/09/07	01/09/06								
	25%	01/09/08	01/09/07								
	25%	01/09/09	01/09/08								
	25%	01/09/10	01/09/09								
	35%				01/02/06						
	35%				01/02/07						
	30%				01/02/08			23/12/06	17/01/06	22/11/05	
	30%							23/12/07	17/01/07	22/11/06	
	100%			24/03/06		01/11/05	01/03/04				

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

15 CONTRIBUTED EQUITY AND RESERVES CONTINUED...

	30 June 2008 $	30 June 2007 $
(B) OPTIONS/PERFORMANCE RIGHTS RESERVE		
Balance at beginning of period	1,465,463	872,073
Share-based payments	101,701	593,390
Balance at end of period (i)	1,567,164	1,465,463

(i) Represents the nominal consideration paid for subscriber or employee options and the fair value of options and performance rights.

(C) ACCUMULATED LOSSES		
Accumulated losses at beginning of period	(69,746,377)	(56,339,438)
Net loss attributable to members	(4,441,167)	(13,406,939)
Retained (losses) at the end of the financial year	(74,187,544)	(69,746,377)

16 COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments – Company as Lessee
The Company has entered into commercial office and laboratory leases. These leases have a lease term of one to three years. On renewal, the terms of the lease are renegotiated.

Future minimum rentals payable under non-cancellable operating leases are as follows:

	30 June 2008 $	30 June 2007 $
Not later than one year	24,595	129,326
Later than one year and not later than five years	-	21,608
Later than five years	-	-
	24,595	150,934

Other expenditure commitments
Commitments contracted for at reporting date but not recognised as liabilities are as follows:

	30 June 2008 $	30 June 2007 $
Not later than one year	19,449	1,145,923
Later than one year and not later than five years	-	-
Later than five years	-	-
	19,449	1,145,923

Contingencies
The Directors were not aware of any contingent liabilities or contingent assets as at 30 June 2008. There has been no change since that date.

17 RELATED PARTY DISCLOSURES
Other than as disclosed in the Key Management Personnel disclosures section of the financial statements (Note 21) and the Remuneration Report section of the Directors' Report, there were no transactions with related parties during the period under review.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

18 EVENTS AFTER THE BALANCE SHEET DATE

As set out in the Review of Operations section of the Directors' Report, subsequent to the Balance Sheet date, the Company announced its proposed acquisition of PolyNovo Biomaterials Ltd. (PolyNovo)

On 17 July, 2008 the Company entered into a binding agreement to acquire PolyNovo, a company developing polymers for use in medical devices. This transaction is subject to satisfactory completion of due diligence and shareholder approvals.

Metabolic will acquire 100 per cent of the issued share capital of PolyNovo in exchange for the issue of approximately 247 million new shares, equivalent to 45 per cent of Metabolic's issued capital once the transaction is complete. The total number of Metabolic's current issued capital and performance rights is approximately 302 million. Based on this number, at completion of the transaction, approximately 247 million new shares will be issued to the shareholders of PolyNovo, bringing the new issued capital of the Company to approx. 549 million shares.

The transaction is expected to complete in late October 2008 and Metabolic intends to change its name to PolyNovo Biomaterials Ltd and develop PolyNovo's projects in accordance with their current business plan. In the interim, Metabolic has agreed to advance PolyNovo up to $2 million by way of a loan facility to enable it to immediately move forward with its development plan.

PolyNovo is focused on developing a novel patented family of biodegradable polymers NovoSorb™ for use in medical devices. NovoSorb™ can be tailored to large world markets with potential applications in areas as diverse as orthopaedics, orthodontics, drug delivery, wound care, tissue engineering, nerve regeneration and cartilage repair.

Other than as set out above, there has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

19 AUDITORS' REMUNERATION

The auditor of Metabolic Pharmaceuticals Limited is Ernst & Young.

Amounts received or due and receivable by Ernst & Young for:

	30 June 2008 $	30 June 2007 $
An audit or review of the financial reports of the entity:		
- half and full-year audits	35,900	35,900
Other services in relation to the entity:		
- preparation of tax return and related services	3,000	8,060
- AIFRS Impact Assessment Report and AIFRS advice	-	5,000
Total for entity auditors	38,900	48,960

The Directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a) **Financial Instruments**

The Company's financial instruments consist of cash and cash equivalents, trade and other receivables and trade and other payables.

	30 June 2008 $	30 June 2007 $
Cash and cash equivalents	16,472,982	20,579,943
Trade and other Receivables	167,406	240,445
Trade and other Payables	91,933	949,727

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(b) Available-For-Sale Financial Asset

	30 June 2008 $	30 June 2007 $
Available-for-sale financial asset	137,500	487,500

The Company's available-for-sale financial asset consists of 1,250,000 fully paid ordinary shares held in Neuren Pharmaceuticals Limited ('Neuren'), a company listed on the Australian Stock Exchange (ASX Code: NEU).

(c) Risk Management Policy

Metabolic has a formal risk management policy and a risk management system which follows the principles of the Australian standard AS/NZS 4360. This approach to risk management involves identifying, assessing and managing the risks that affect the business, whilst at the same time considering these risks in the context of the Company's values, objectives and strategies. The Board is responsible for overseeing the implementation of the risk management system, and reviews and assesses the effectiveness of the Company's implementation of that system.

The Company seeks to ensure that its exposure to undue risk which is likely to impact its financial performance, continued growth and survival is minimised in a cost effective manner.

(d) Significant Accounting Policies

Details of significant accounting policies and methods adopted, including the criteria for recognition, the basis for measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The carrying amounts of cash and cash equivalents, trade and other receivables and trade and other payables represents their fair values determined in accordance with the accounting policies disclosed in Note 2.

The carrying amount of the available-for-sale investment in Neuren is determined as the market price of the shares at the close of business on the balance sheet date. The accounting policy relating to this available-for-sale investment is disclosed in Note 2.

Interest revenue on cash and cash equivalents and foreign exchange movements on trade and other receivables and other payables are disclosed in Note 4.

(e) Capital Risk Management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Company may issue new shares or reduce its capital, subject to the provisions of the Company's Constitution and any relevant regulatory requirements. The capital structure of the Company consists of equity attributed to equity holders of the Company comprising contributed equity, reserves and accumulated losses as disclosed in note 15. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company's Management, the Board monitors the need to raise additional equity from the equity markets.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(e) Financial Risk Management

The main financial risks the Company is exposed to through its operations are:

- ***Interest Rate Risk***
- ***Foreign Exchange Risk***
- ***Credit Risk***
- ***Liquidity Risk***
- ***Other Price Risk***

Interest Rate Risk

Interest rate risk is where the value of a financial instrument may fluctuate as a result of changes in market interest rates.

The Company is exposed to interest rate risks via the cash and cash equivalents that it holds. To date all cash and cash equivalents have been held by the ANZ Bank. The objective of managing interest rate risk is to minimise the Company's exposure to fluctuations in interest rate that might impact its interest revenue and cash flow. To manage interest rate risk, the Company locks a portion of the Company's cash and cash equivalents into term deposits. The maturity of term deposits is determined based on the Company's cash flow forecast. Interest rate risk is considered when placing funds on term deposit. The Company considers the reduced interest rate received by retaining cash and cash equivalents in the Company's operating account compared to placing funds on term deposit. This consideration also takes into account the costs associated with early withdrawal of a term deposit should access to cash and cash equivalents be required.

The Company's exposure to interest rate risk and the weighted average interest rates on the Company's financial assets and financial liabilities is as follows:

2008	Weighted Average Effective Interest Rate	Floating Interest Rate	Fixed Interest Rate Within Year $	Fixed Interest Rate 1 to 5 years $	Fixed Interest Rate Over 5 years $	Non-Interest Bearing $	Total
Financial Assets:							
Cash and cash equivalents	7.92%	272,690	16,200,000	-	-	292	**16,472,982**
Trade and other Receivables	-	-	-	-	-	167,406	**167,406**
Total Financial Assets:		**272,690**	**16,200,000**	-	-	**167,697**	**16,640,388**
Financial Liabilities:							
Trade and other Payables	-	-	-	-	-	91,933	**91,933**
Total Financial Liabilities:		-	-	-	-	**91,933**	**91,933**

2007	Weighted Average Effective Interest Rate	Floating Interest Rate	Fixed Interest Rate Within Year $	Fixed Interest Rate 1 to 5 years $	Fixed Interest Rate Over 5 years $	Non-Interest Bearing $	Total
Financial Assets:							
Cash and cash equivalents	6.42%	629,652	19,950,000	-	-	291	**20,579,943**
Trade and other Receivables	-	-	-	-	-	240,445	**240,445**
Total Financial Assets:		**629,652**	**19,950,000**	-	-	**240,736**	**20,820,388**
Financial Liabilities:							
Trade and other Payables	-	-	-	-	-	949,727	**949,727**
Total Financial Liabilities:		-	-	-	-	**949,727**	**949,727**

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(e) Financial Risk Management (continued)
Interest Rate Risk (continued)

There has been no change to the Company's exposure to interest rate risk or the manner in which it manages and measures its risk in the year ended 30 June 2008.

The analysis below details the impact on the Company's loss after tax if the interest rate associated with cash and cash equivalents was to fluctuate by the margins below, assuming all other variables had remained constant:

	Higher/(Lower) 2008	(Higher)/Lower 2007
+ 1% (100 basis points)	17,199	11,618
- 1% (100 basis points)	(18,124)	(11,001)

Foreign Currency Risk

Foreign currency risk is where the value of a financial instrument may fluctuate due to changes in foreign exchange rates.

The Company is exposed to foreign currency risk via the trade and other receivables and trade and other payables that it holds. The Company has no significant foreign currency risk and therefore has determined that it does not currently require a policy to hedge overseas payments or receivables.

The following financial assets and liabilities are subject to foreign currency risk:

	30 June 2008 $	30 June 2007 $
Cash and cash equivalents	-	-
Trade and other Receivables	-	-
Trade and other Payables	-	228,498
Total	-	**$228,498**

The Company conducts some activities outside of Australia which exposes it to transactional currency movements where the Company is required to pay a currency other than its functional currency. Foreign currency risk is measured by regular review of the Company's cash forecasts, monitoring the dollar amount and currencies that payments are anticipated to be paid in.

The analysis below details the impact on the Company's loss after tax if exposure to foreign currency risk was to fluctuate by the margins below, assuming all other variables had remained constant:

	(Higher)/Lower 2008	(Higher)/Lower 2007
AUD/USD + 5%	-	($8,415)
AUD/USD - 10%	-	$16,830
AUD/GBP + 5%	-	($3,010)
AUD/GBP - 10%	-	$6,020

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Credit Risk

Credit risk is where a counterparty may default on its contractural obligations resulting in a financial loss to the Company.

The Company is exposed to credit risk via its cash and cash equivalents and trade and other receivables. To reduce risk exposure for the Company's cash and cash equivalents, they are placed with the Company's bankers, the ANZ Bank (S&P Rating AA/A-1+, Moody's rating Aa1/P-1). A change to the Company's bankers requires Board approval.

To date the Company has had minimal trade and other receivables, with the majority of its cash receipts being provided via shareholder investment. The Company's trade and other receivables largely relate to accrued interest and GST refunds.

There are no significant concentrations of credit risk within the Company.

The analysis of trade and other receivables is as follows.

2008	0-30 days $	30-60 days $	60-90 days $	90+ day $	Total $
Trade and other Receivables	122,823	11,449	25,952	7,182	**167,406**

2007	0-30 days $	30-60 days $	60-90 days $	90+ day $	Total $
Trade and other Receivables	137,817	17,808	21,107	63,713	**240,445**

Liquidity Risk

Liquidity risk is where the Company may encounter difficulty in raising funds to meet its financial liabilities.

The Company is exposed to liquidity risk via its trade and other payables. Responsibility for liquidity risk rests with the Board who regularly review liquidity risk by monitoring undiscounted cash flow forecasts and actual cash flows provided to them by the Company's management at board meetings to ensure that the Company continues to be able to meet its debts as and when they fall due. Contracts are not entered into unless the Board is satisfied that there is sufficient cash flow to fund the additional commitment. The Board determines when reviewing the undiscounted cash flow forecasts whether the Company needs to raise additional working capital from its existing shareholders, the equity capital markets or any other available sources.

Analysis of trade and other payables, performed on a contractural basis, is as follows.

2008	0-30 days $	30-60 days $	60-90 days $	90+ day $	Total $
Trade and other Payables	90,033	1,900	-	-	**91,933**

2007	0-30 days $	30-60 days $	60-90 days $	90+ day $	Total $
Trade and other Payables	551,641	248,880	18,883	130,323	**949,727**

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Other Price Risk – Available-for-sale financial asset

The Company's available-for-sale financial asset consists of 1,250,000 fully paid ordinary shares held in Neuren Pharmaceuticals Limited ('Neuren'), a company listed on the Australian Stock Exchange (ASX Code: NEU), and therefore subject to price risk associated with fluctuations in the market price.

The Board has determined that there is no effective instrument available to efficiently manage its exposure to price fluctuations of an equity investment such as Neuren the nature of which is inherently speculative . Accordingly it regularly monitors its investment in Neuren by closely following the material disclosed by Neuren to the ASX.

Prior to 30 June 2008, gains or losses on the fair value of the investment in Neuren were reported in equity.

At 30 June 2008 the Board determined the investment in Neuren to be impaired and accordingly an amount comprising the difference between its cost and the market price of the shares on the balance sheet date was transferred from equity to the income statement.

The analysis below indicates the impact on the Company's loss after tax and equity had the market price of the investment in Neuren fluctuated by the margins below:

	Higher/(Lower) 2008 $	Higher/(Lower) 2007 $
Equity:		
Share Price + 20%	-	97,500
Share Price – 20%	-	(97,500)
Profit and Loss:		
Share Price + 20%	27,500	-
Share Price – 20%	(27,500)	-

21 KEY MANAGEMENT PERSONNEL DISCLOSURES

(A) DETAILS OF KEY MANAGEMENT PERSONNEL

The Key Management Personnel of Metabolic are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year. The Key Management Personnel are:

(i) Directors

Mr Rob Stewart	Chairman (Non-Executive)
Dr Arthur Emmett	Director (Non-Executive) – resigned 28 August 2007
Dr Roland Scollay	Director (Chief Executive Officer) - resigned as a director 29 April 2008
Dr Chris Belyea	Director (Chief Scientific Officer) – resigned as a director 30 August 2007
Dr Evert Vos	Director (Non-Executive) – resigned as a director 6 July 2007
Mr Don Clarke	Director (Non-Executive)
Mr Iain Kirkwood	Director (Non-Executive) – appointed 30 April 2008
Mr Franklyn Brazil	Director (Non-Executive) – appointed 21 May 2008
Mr Paul Lappin	Director (Non-Executive) – appointed 21 May 2008

(ii) Other Key Management Personnel

Ms Belinda Shave	Company Secretary/Financial Controller
Dr Caroline Herd	Vice President – Clinical & Regulatory Affairs – ceased employment 30 November 2007

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

21 KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(B) OPTION AND PERFORMANCE RIGHTS HOLDINGS OF KEY MANAGEMENT PERSONNEL

(i) Option holdings of Key Management Personnel are listed in the following table

	Balance at beginning of period	Granted as Compen-sation	Options Exercised	Net Change Other	Balance at end of period	Total Vested at end of period	Total Exer-cisable at end of period	Total Not Exer-cisable at end of period	Total Vested during year
Directors									
Dr Roland Scollay [1] 2008	**1,500,000**				**1,500,000**	**1,500,000**	**1,500,000**	**-**	**300,000**
2007	1,500,000	-	-	-	1,500,000	1,200,000	1,200,000	300,000	350,000
Other Key Management Personnel									
Ms Belinda Shave 2008	**120,000**				**120,000**	**120,000**	**120,000**	**-**	**36,000**
2007	120,000	-	-	-	120,000	84,000	84,000	36,000	36,000
Dr Caroline Herd 2008	**150,000**			**(150,000)**	**-**	**-**	**-**	**-**	**-**
2007	399,900	-	-	(249,900)	150,000	150,000	150,000	-	45,000
Total 2008	**1,770,000**	**-**	**-**	**(150,000)**	**1,620,000**	**1,620,000**	**1,620,000**	**-**	**336,000**
2007	2,019,900	-	-	(249,900)	1,770,000	1,434,000	1,434,000	336,000	431,000

[1] Dr. Scollay resigned as Director on 29 April 2008 and ceased employment on 1 July 2008. All options held by Dr. Scollay on 1 July 2008 were forfeited on that date.

(ii) Performance Rights holdings of Key Management Personnel are listed in the following table:

	Balance at beginning of period	Granted as Compen-sation	Performance Rights Exercised	Net Change Other	Balance at end of period	Total Vested at end of period	Total Exer-cisable at end of period	Total Not Exer-cisable at end of period	Total Vested during year
Directors									
Dr Roland Scollay [(a)] 2008	**646,910**	**-**	**(426,307)**	**(220,603)**	**-**	**-**	**-**	**-**	**390,370**
2007	253,668	418,608	-	(25,366)	646,910	35,937	35,937	610,973	35,937
Dr Chris Belyea [(b)] 2008	**293,795**	**-**	**(75,420)**	**(218,375)**	**-**	**-**	**-**	**-**	**59,096**
2007	115,211	190,104	-	(11,520)	293,795	16,324	16,324	277,471	16,324
Other Key Management Personnel									
Ms Belinda Shave 2008	**181,323**	**-**	**(38,797)**	**(12,888)**	**129,638**	**-**	**-**	**129,638**	**38,797**
2007	69,124	128,904	(9,793)	(6,912)	181,323	-	-	181,323	9,793
Dr Caroline Herd [(c)] 2008	**193,403**	**-**	**(41,315)**	**(152,088)**	**-**	**-**	**-**	**-**	**41,315**
2007	76,037	135,744	(10,774)	(7,604)	193,403	-	-	193,403	10,774
Total 2008	**1,315,431**	**-**	**(581,839)**	**(603,954)**	**129,638**	**-**	**-**	**129,638**	**529,578**
2007	514,040	873,360	(20,567)	(51,402)	1,315,431	52,261	52,261	1,263,170	72,828

Note

(a) Dr Rolland Scollay resigned as a Director on 29 April 2008 and ceased employment on 1 July 2008.
(b) Dr Chris Belyea resigned as a Director on 30 August 2007 and ceased employment on 30 September 2007.
(c) Dr Caroline Herd ceased employment on 30 November 2007.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2008 (CONTINUED)

21 KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(C) SHAREHOLDINGS OF KEY MANAGEMENT PERSONNEL

Details of the movements in the number of ordinary shares in Metabolic Pharmaceuticals Limited held during the financial year by each Director and other Key Management Personnel, including their personally-related entities, are set out below:

Shares held in Metabolic Pharmaceuticals Limited

		Balance at beginning of period	Granted as Compensation	On Exercise of Options or Performance Rights	Net Change Other	Balance at end of period
Directors						
Dr Roland Scollay [(i)]	**2008**	**20,000**	**-**	**426,307**	**-**	**446,307**
	2007	20,000	-	-	-	20,000
Dr Chris Belyea [(ii)]	**2008**	**464,077**	**-**	**75,420**	**(539,497)**	**-**
	2007	464,077	-	-	-	464,077
Mr Rob Stewart	**2008**	**-**	**-**	**-**	**-**	**-**
	2007	-	-	-	-	-
Dr Arthur Emmett [(iii)]	**2008**	**494,192**	**-**	**-**	**(494,192)**	**-**
	2007	494,192	-	-	-	494,192
Mr Don Clarke [(a)]	**2008**	**64,000**	**-**		**-**	**64,000**
	2007	-	-	-	64,000	64,000
Dr Evert Vos [(iv)]	**2008**	**283,077**	**-**	**-**	**(283,077)**	**-**
	2007	283,077	-	-	-	283,077
Mr. Iain Kirkwood [(b) (v)]	**2008**	**-**	**-**	**-**	**1,949,723**	**1,949,723**
	2007	-	-	-	-	-
Mr Franklyn Brazil [(c)(vi)]	**2008**	**-**	**-**	**-**	**45,492,701**	**45,492,701**
	2007	-	-	-	-	-
Mr. Paul Lappin [(d) (vi)]	**2008**	**-**	**-**	**-**	**2,193,667**	**2,193,667**
	2007	-	-	-	-	-
Other Key Management Personnel						
Ms Belinda Shave	**2008**	**154,193**	**-**	**38,797**	**-**	**192,990**
	2007	144,400	-	9,793	-	154,193
Dr Caroline Herd [(vii)]	**2008**	**10,874**	**-**	**41,315**	**(52,189)**	**-**
	2007	100	-	10,774	-	10,874
Total	**2008**	**1,490,413**	**-**	**581,839**	**48,267,136**	**50,339,388**
	2007	1,405,846	-	20,567	64,000	1,490,413

Notes (a), (b), (c) and (d): Shares held indirectly included in balance at 30 June 2008 - (a) 64,000, (b) 1,549,723, (c) 45,492,701 and (d) 2,073,667.
Note (i) Dr. Roland Scollay resigned as a Director on 29 April 2008 but remained employed until 1 July 2008.
Note (ii) Dr Chris Belyea resigned as a Director on 30 August 2007 but remained employed until 30 September 2007.
Note (iii) Dr Arthur Emmett resigned as a Director on 28 August 2007.
Note (iv) Dr Evert Vos resigned as a Director on 6 July 2007.
Note (v) Mr. Ian Kirkwood was appointed as a Director on 30 April 2008.
Note (vi) Mr. Franklyn Brazil and Mr. Paul Lappin were appointed as Directors on 21 May 2008.
Note (vii): Dr Caroline Herd ceased employment on 30 November 2007.

(D) LOANS TO KEY MANAGEMENT PERSONNEL

No loans have been made to Directors of Metabolic or to any other Key Management Personnel, including their personally-related entities.

(E) OTHER TRANSACTIONS WITH DIRECTORS

During the year legal fees, including miscellaneous expenses, totalling $4,711 were paid or payable to the legal firm Minter Ellison of which Mr. Don Clarke, a Director of the Company, is a partner. These legal fees were charged at commercial rates.

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

Independent Audit Report

to the members of Metabolic Pharmaceuticals Limited

Report on the Financial Report

We have audited the accompanying financial report of Metabolic Pharmaceuticals Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

ERNST & YOUNG

Auditor's Opinion

In our opinion:

1. the financial report of Metabolic Pharmaceuticals Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 30 June 2008 and of its performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 25 to 39 of the directors' report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion the Remuneration Report of Metabolic Pharmaceuticals Limited for the year ended 30 June 2008, complies with section 300A of the *Corporations Act 2001*.

Ernst + Young

Ernst & Young

Jlonergan

Joanne Lonergan
Partner
Melbourne
20 August 2008

OTHER INFORMATION

	2008	2007
NTA backing		
Net tangible asset backing per ordinary security	$0.05	$0.07

Status of audit of accounts

This Appendix 4E is based on accounts which have been audited. The audit report is included with the financial report which forms part of this Appendix 4E.

Annual General Meeting

The annual general meeting will be held as follows:

Place:	Computershare Conference Centre, Yarra Falls 452 Johnston Street, Abbotsford, Victoria, 3067
Date:	22 October, 2008
Time:	11.00 am
Approximate date the annual report will be available:	22 September, 2008

END